Exhibit 99.1

AVG Technologies Announces Amendment to Share Repurchase Program

AMSTERDAM, December 17, 2015 /PRNewswire/ — AVG® Technologies N.V. (NYSE: AVG), the online security company™, announced today that it has adopted an amendment to its previously announced approximately 1.6 million share repurchase program intended to cover AVG’s obligations to deliver shares under its employee stock options incentive and restricted share units plans, as announced on November 9, 2015. The aggregate amount of its ordinary shares (the “shares”) that AVG may repurchase under the first tranche of the share repurchase program, between November 10, 2015 and May 10, 2016, will remain USD 28 million, but the previously announced number of 1,166,667 shares that AVG may repurchase during this time is increased to 1,466,667 shares. The other terms of the share repurchase program as set out in the press release of November 9, 2015 will remain unchanged.

Details of the Amended Share Repurchase Program

The share repurchase was authorized by AVG’s shareholders on June 11, 2015 and approved by the Supervisory Board. Under the first tranche of the share repurchase program, AVG may, between November 10, 2015 and May 10, 2016, repurchase up to 1,466,667 shares.

The repurchase price per share will be no greater than the lower of (a) 110% of the highest price of the shares officially quoted on NYSE over the 30 trading days preceding the date the repurchase is effected, (b) the highest independent bid or the last independent transaction price, whichever is higher, quoted or reported in the consolidated system at the time the repurchase is effected and (c) USD 24. The total repurchase price will not be more than USD 40 million for the entire share repurchase program. Any open market purchases will be executed with reference to the requirements of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and Article 5 of the Regulation No. 2273/2003 of the European Commission of December 22, 2003 (EC Regulation), for the purposes of which the relevant daily volume will be determined on the basis of the average daily volume traded in October 2015 and will be fixed on that basis for the period of the share repurchase program.

The share repurchase program does not require AVG to acquire any specific number of shares and may be terminated by AVG at any time without prior notice.

The share repurchase program may occur in tranches, each of which will be announced before its actual commencement in line with Article 4, Section 2 of the aforementioned EC Regulation. AVG has mandated Nomura Securities International, Inc. (Nomura) to execute the first tranche of open market repurchases (including repurchases from Nomura acting as principal), which is limited to up to 1,466,667 shares to be repurchased between November 10, 2015 and May 10, 2016. For that, and any other open market tranches, Nomura will decide on the timing of the share repurchases independently of, and without being influenced by, AVG. Nomura is a full service securities firm and may engage in proprietary trading in the shares or options, futures, derivatives or other instruments relating to the shares (including such trading as Nomura and/or its affiliates deem appropriate in their sole discretion to hedge their market risk on transactions relating to the shares between Nomura and/or its affiliates and third parties), and such trading may affect the price of the shares. The number of shares repurchased each week during the share repurchase program and the average purchase price are disclosed on the Investor Relations section of the AVG website, which can be found at www.avg.com or investors.avg.com.

About AVG Technologies (NYSE: AVG)

AVG is the online security company providing leading software and services to secure devices, data and people. AVG’s award-winning technology is delivered to users worldwide. AVG’s Consumer portfolio includes internet security, performance optimization, location-based and phone control services, and personal privacy and identity protection for mobile devices and desktops. The AVG Business portfolio - delivered by managed service providers, VARs and resellers - offers IT administration, control and reporting, integrated security, and mobile device management that simplify and protect businesses.

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Contacts:

US: Bonnie McBride	Europe: Camelia Isaic

Tel: +1 415 806 0385	Tel: +420 702 205 848

Email: bonnie.mcbride@avg.com	Email: camelia.isaic@avg.com

IR team email: ir@avg.com

Press information: http://now.avg.com